CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Madrid, 24th July 2002

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACION MAPFRE, S.A.

☐	**Credit Companies**	**B**
☐	**Investment Companies**	**C**
☐	**General**	**G**
☒	**Insurance Companies**	**S**

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Supplementary information	☒

DATE:	23 July 2002	**HALF YEAR**	FIRST HALF 2002

INSURANCE

INFORMATION RELATING TO:

HALF-YEAR	YEAR
FIRST	2002

I. IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACION MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Name and position of the persons assuming responsibility for this report:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Chief Executive Officer of CORPORACION MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

HALF-YEARLY CONTENTS
(mark with an X when appropriate)

		Non-consolidated	Consolidated
I. Identification Data	0010	X	
II. Changes in Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Distributed	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in consolidation methods or procedures

The following companies, which in the previous fiscal year were consolidated by the equity method, have been fully consolidated:

- CREDIMAPFRE (Colombia)

C) Changes in the consolidation perimeter

The following companies, which in 2001 were not included in the consolidation perimeter, were consolidated, either in full or by the equity method, in 2002:

- GRUPO CORPORATIVO LML (Mexico)
- CONSOLIDATED PROPERTY & CASUALTY INS. CO. (U.S.A)

In 2002, the following companies were no longer considered subsidiaries or affiliates of CORPORACION MAPFRE due to the reasons indicated:

Due to sale to third parties:

- AFORE TEPEYAC, S.A. (Mexico)
- ASE RENT S.A. (Mexico)
- HEAD BECKHAM AMERINSURANCE (U.S.A)
- AMERINSURANCE (U.S.A)

Due to liquidation with absorption:

- TEMA VIDA S.A. (Mexico)

Due to winding-up:

- MAPFRE SOFT ARGENTINA (Argentina)
- MAPFRE CHILE INTERNACIONAL (Chile)

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) AMOUNTS DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200	0	0
I. Start-up expenses	0210	0	0
II. Intangible Assets	0220	1,200	890
III. Deferred expenses	0230	1,039	0
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	0240	2,239	890
I. Tangible Investments	0250	10,404	10,580
II. Financial Investments	0260	58,088	23,299
III. Investments in Subsidiaries and Associated Companies	0270	820,710	708,102
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	0290	889,202	741,980
D) INVESTMENTS ON ACCOUNT OF POLICYHOLDERS ASSUMING INVESTMENT RISK	0310	0	0
E) PARTICIPATION BY REINSURANCE IN THE TECHNICAL RESERVES	0320	0	0
I. Credits on direct, reins. and coins. business (policyholders and intermediaries)	0330	0	0
II. Tax, *corporate and other credits*	0340	25,187	13,410
III. Receivable from shareholders	0350	0	0
IV.Tangible Fixed Assets	0355	447	490
V. Cash and Banks	0360	1,454	1,222
VI. Treasury stock in special status	0365	0	0
VII. Other Assets net of provisions	0366	4,401	2,486
VIII. Accruals	0370	56	56
F) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	0380	31,545	17,664
TOTAL ASSETS (A+B+C+D+E+F)	0390	922,986	760,535

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	90,782	90,782
II. Reserves	0510	426,446	426,446
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	134,894	125,299
V. Result for the year	0530	-53,832	23,781
VI. Interim dividend paid during the year	0540	0	0
A) SHAREHOLDERS' FUNDS	0550	598,290	666,308
B) DEFERRED INCOME	0590	842	3,619
C) SUBORDINATED LIABILITIES	0595	0	0
D) TECHNICAL RESERVES	0600	0	0
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	0605	0	0
F) RESERVES FOR RISKS AND EXPENSES	0610	4,080	6
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	0620	0	0
I. Bond and other security issues	0630	288,557	0
II. Due to credit institutions	0635	0	48,195
III. Debts on direct insurance, reins. and coins. (intermediaries, insured)	0640	0	0
IV. Debts on transactions in preparation of insurance contracts	0645	0	0
V. Debts on repos of assets	0646	0	0
VI. Other debts	0650	31,217	42,407
VII. Accruals	0670	0	0
H) DEBTS AND ACCRUALS	0680	319,774	90,603
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	0690	922,986	760,535

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	0
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	0820	0	0
III. Claims in the year net of reinsurance (non-life)	0830	0	-147
IV. Claims in the year, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III-IV)	0850	0	-147
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	0855	0	0
VII. Profit sharing and returns (non life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	0	-143
X. Net operating expenses (life)	0875	0	0
XI. Variation in the stabilisation reserve (non-life)	0880	0	0
D) PROFIT SHARING&OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-X	0890	0	-143
XII. Other technical results (non life)	0900	0	0
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	0920	0	291
XIV. Income from operating investments (non-life)	0930	0	48
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	0	188
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised investment capital gains and losses (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (life) (E+XIV+XV-XVI-XVII+/-XVIII	0960	0	151
G) TECHNICAL RESULT (non-life) (I-III+/-V+VII-IX+/-XI+/-XII+XIV-XVI)	0961	0	151
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	0962	0	0
XIX. Income from asset investments	0970	29,822	30,884
XX. Expenses from asset investments	0980	-82,862	-3,216
I) ORDINARY RESULT (F+XIX-XX)	1020	-53,040	27,818
XXI. Other income	1025	745	860
XXII. Other expenses	1026	-5,405	-3,819
XXIII. Extraordinary Results	1030	3	-7
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	1040	-57,697	24,852
XXIV. Corporative tax and others	1042	3,865	-1,072
K) RESULT FOR THE YEAR (J+/-XXIV)	1044	-53,832	23,781

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS

		CURRENT YEAR	PREVIOUS YEAR
A) AMOUNTS DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	0	15,891
I. Start-up expenses	1210	8,368	8,715
II. Intangible assets	1220	72,042	71,905
III. Deferred expenses	1230	2,203	1,917
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	1240	82,613	82,537
I. Tangible investments	1250	532,879	562,878
II. Financial investments	1260	9,698,126	8,030,195
III. Investments in equity-accounted companies	1270	244,678	239,756
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	68,635	57,270
C) INVESTMENTS	1290	10,544,318	8,890,099
D) CONSOLIDATED GOODWILL	1300	440,993	406,633
E) INVEST. ON ACCOUNT OF POLICYHOLDERS ASSUMING INVEST. RISK	1310	653,928	611,422
F) PARTICIPATION BY REINSURANCE IN THE TECHNICAL RESERVES	1320	507,508	528,091
I. Credits on direct, reins. and coins. business (policyholders and intermediaries)	1330	1,037,311	1,009,490
II. Tax, corporate and other credits	1340	195,390	254,432
III. Receivable from shareholders	1350	4,976	0
IV. Tangible Fixed assets	1355	70,706	71,683
V. Cash and Bank	1360	438,535	258,219
VI. Short-term Treasury stock	1365	0	0
VII. Other assets net of provisions	1366	86,922	29,690
VIII. Accruals	1370	467,368	467,684
G) CREDITS, OTHER ASSETS AND ACCRUALS	1380	2,301,208	2,091,198
TOTAL ASSETS (A+B+C+D+E+F+G)	1390	14,530,568	12,625,871

LIABILITIES

		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	90,782	90,782
II. Holding company reserves	1510	571,405	573,378
III.Treasury stock for capital decrease	1515	0	0
IV. Reserves in consolidated companies	1520	493,310	446,516
V. Translation differences	1530	-137,166	26,024
VI. Results attributable to the holding company	1540	61,390	53,893
VII. Interim dividend paid during the year	1550	0	0
A) SHAREHOLDERS FUND	1560	1,079,721	1,190,593
B) MINORITY INTERESTS	1570	599,686	657,940
C) NEGATIVE CONSOLIDATION DIFFERENCES	1580	3,141	4,622
D) DEFERRED INCOME	1590	16,571	8,685
E) SUBORDINATED LIABILITIES	1592	0	0
F) TECHNICAL RESERVES	1595	10,658,010	8,898,838
G) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	1600	653,928	611,428
H) RESERVES FOR RISKS AND EXPENSES	1610	87,801	101,427
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	1620	67,315	85,788
I. Bond and other security issues	1630	288,557	0
II. Due to credit institutions	1635	84,670	177,467
III. Debts on direct insurance, reins. and coins. (intermediaries, insured)	1640	398,377	398,128
IV. Debts on transactions in preparation of insurance contracts	1645	44,563	45,893
V. Debts on repos of assets	1646	14,196	3,654
VI. Other debts	1650	465,601	375,633
VII. Accruals	1670	68,431	65,775
J) DEBTS AND ACCRUALS	1680	1,364,395	1,066,550
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	1690	14,530,568	12,625,871

V. CONSOLIDATED RESULT

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	1,301,555	57%	1,205,149	56%
II. Earned premiums, net of reinsurance (life)	1810	994,349	43%	956,980	44%
A) NET EARNED PREMIUMS (I+II)	1820	2,295,904	100%	2,162,129	100%
III. Claims in the year, net of reinsurance (non life)	1830	884,560	39%	849,765	39%
IV. Claims in the year, net of reinsurance (life)	1840	544,947	24%	644,087	30%
B) NET CLAIMS (III+IV)	1850	1,429,507	62%	1,493,852	69%
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-15,103	-1%	-11,011	-1%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-530,511	-23%	-397,359	-18%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	1855	-545,614	-24%	-408,370	-19%
VII. Profit sharing and returns (non-life)	1860	313	0%	703	0%
VIII. Profit sharing and returns (life)	1865	9,595	0%	6,251	0%
IX. Net operating expenses (non-life)	1870	369,404	16%	345,648	16%
X. Net operating expenses (life)	1875	63,862	3%	47,185	2%
XI. Variation in the stabilisation reserve (non-life)	1880	5,799	0%	5,692	0%
D) PROFIT SHARING&OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-X	1890	448,973	20%	405,479	19%
XII. Other technical results (non-life)	1900	-19,659	-1%	-16,239	-1%
XIII. Other technical results (life)	1910	-6,105	0%	-5,451	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	1920	-153,954	-7%	-167,262	-8%
XIV. Income from operating investments (non-life)	1930	144,194	6%	124,596	6%
XV. Income from operating investments (life)	1935	284,973	12%	219,850	10%
XVI. Expenses from operating investments (non-life)	1940	59,600	3%	31,559	1%
XVII. Expenses from operating investments (life)	1945	82,376	4%	41,716	2%
XVIII. Unrealised investment capital gains and losses (life)	1950	-4,216	0%	-4,868	0%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	1960	129,021	6%	99,041	5%
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	1965	91,311	4%	69,128	3%
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	1966	37,710	2%	29,912	1%
XIX. Results from asset investment	1970	13,509	1%	12,555	1%
XX. Translation results	1980	75	0%	619	0%
XXI. Profit sharing of companies recorded by equity method	1990	14,139	1%	13,949	1%
XXII. Amortisation of consolidation goodwill	2000	9,992	0%	3,221	0%
XXIII. Consolidation differences	2010	0	0%	0	0%
I) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	2020	146,752	6%	122,943	6%
XXIV. Other income	2025	29,935	1%	35,406	2%
XXV. Other expenses	2026	37,576	2%	38,459	2%
XXVI. Extraordinary results	2030	2,249	0%	-1,130	0%
J) PROFIT BEFORE TAXES (I+XXIV-XXV+/-XXVI)	2040	141,360	6%	118,760	5%
XXVII. Corporate tax	2042	-37,327	-2%	-29,882	-1%
K) RESULT (J+/-XXVII)	2044	104,033	5%	88,878	4%
+/- Results attributable to minority interests	2050	-42,643	-2%	-34,985	-2%
= RESULT FOR THE YEAR ATTRIBUTABLE TO THE CONTROLLING COMPANY	2060	61,390	3%	53,893	2%

VI. EARNED PREMIUMS: BREAKDOWN BY TYPE OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			614,408	444,016
Credit and Guarantee – Direct Insurance Spain	2115			37,917	31,932
Direct Insurance abroad	2120			635,769	672,070
Reinsurance	2125	---	42	194,907	168,716
Assistance	2130			67,965	68,624
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140		42	1,550,966	1,385,357
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145		-42	-249,411	-180,207
TOTAL NET EARNED PREMIUMS Non-Life	2150	---	---	1,301,555	1,205,149
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			1,008,764	962,112
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-14,415	-5,133
TOTAL NET EARNED PREMIUMS Life	2195	---	---	994,349	956,980
TOTAL NET EARNED PREMIUMS	2200			2,295,904	2,162,129
Spain	2205			1,576,286	1,378,842
Foreign Subsidiaries: EU.	2210			20,070	61,369
O.E.C.D.	2215			241,299	149,201
Other Countries	2220			458,250	572,716

Thousand euros

VII. AVERAGE NUMBER OF EMPLOYEES DURING THE HALF-YEAR

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Half-Year	Prev. Half-Year	Curr. Half-Year	Prev. Half-Year
TOTAL PERSONS EMPLOYED	3000	68	62	11,655	10,553

B) BUSINESS DEVELOPMENT

General comments

CORPORACION MAPFRE and its subsidiaries recorded sustained growth in premiums and consolidated result over the first half of 2002. In Spain, the companies grouped under the MAPFRE-CAJA MADRID holding company achieved in the Life business increases of 18.8% in funds under management and 10.8% in results. In Non-life insurance, issued and accepted premiums grew 49.5% and results before taxes and amortisation of goodwill and portfolio acquisition costs increased 65.4%.

The subsidiaries of CORPORACION MAPFRE in the Americas generated a result which exceeds by 65.3% the equivalent figure for the first half of 2001. Likewise, the Reinsurance and Assistance subsidiaries increased their results over June 2001 by 74.7% and 20.8%, respectively.

Overall, total direct insurance and accepted reinsurance premiums grew 11.3%, reaching a consolidated volume of € 2,890.9 million. Net premiums earned increased 6.2%, reaching € 2,295.9 million. Premiums growth was slowed down by both the devaluation of the Argentine and Venezuelan currencies and the appreciation of the euro vis-à-vis the dollar, which affected revenues at MAPFRE AMERICA, MAPFRE ASISTENCIA and MAPFRE RE.

The gross consolidated result before taxes, minorities and amortisation of goodwill and portfolio acquisition costs increased 24.9% over the previous year, reaching € 153.6 million. The consolidated net result amounts to € 61.4 million, a 13.9% increase over the first half of the previous year.

Net realised gains amounted to € 1.7 million, against € 6.7 million in the first half of 2001. Losses from investments in listed shares have a limited impact on the consolidated result, given the low weight of equity investments over total consolidated investments, and would be largely compensated by the unrealised gains in the fixed income investment portfolio.

The consolidated result is analysed by business areas in the following table:

CONSOLIDATED RESULT BREAKDOWN			
	30.06.2002	30.06.2001	% Var. 02/01
Companies operating primarily in Spain			
Direct insurance	96.5	72.2	33.7%
Funds Management (*)	11.8	11.4	3.5%
- Mapfre Inversión	9.3	8.5	9.4%
- Gesmadrid, Caja Madrid Pensiones, Caja Madrid Bolsa	2.5	2.9	-13.8%
Real Estate Services	3.0	2.8	7.1%
Other (*)	-0.1	-0.2	-50.0%
Subtotal	111.2	86.2	29.0%
Companies operating primarily abroad			
Direct insurance	32.6	20.1	62.2%
Accepted reinsurance	15.2	8.7	74.7%
Assistance	2.9	2.4	20.8%
Other	-0.1	-0.3	-66.7%
Subtotal	50.6	30.9	63.8%
Amortisation of goodwill and portfolio acquisition costs	-12.3	-4.2	192.9%
Holding company result	-57.7	24.9	----
Consolidation adjustments	49.4	-19.0	----
Pre-tax result	141.3	118.8	18.9%
Taxes	-37.3	-29.9	24.7%
Net result	104.0	88.9	17.0%
Result attributable to minority interests	-42.6	-35.0	21.7%
Consolidated result attributable to the controlling company	61.4	53.9	13.9%

Figures in million euros
(*)Equity method

The following table provides a breakdown of written and accepted premiums and gross consolidated results of the main subsidiaries:

	Premiums			Results		
	30.06.2002	30.06.2001	% Var. 02/01	30.06.2002	30.06.2001	% Var. 02/01
- MAPFRE VIDA	986.8	1,014.2	-2.7%	51.4	46.4	10.8%
- MAPFRE SEGUROS GRALES.	596.0	406.5	46.6%	45.0	27.4	64.2%
- MAPFRE CAJA SALUD	249.5	151.3	64.9%	7.6	4.2	81.0%
- MAPFRE CAUC. Y CREDITO	49.5	40.9	21.0%	4.3	2.8	53.6%
- MAPFRE AMERICA	711.5	720.7	-1.3%	32.4	19.6	65.3%
- MAPFRE RE	365.0	327.8	11.3%	15.2	8.7	74.7%
- MAPFRE ASISTENCIA (*)	70.8	75.0	-5.6%	2.9	2.4	20.8%

Figures in million euros

Subsidiaries

- MAPFRE VIDA

Business development is summarised in the following table, which shows the company's preliminary half-yearly figures. The growth in single premium Life insurance policies, particularly those sold through the Caja Madrid network (the bank channel) deserves to be highlighted.

	30.06.2002	30.06.2001	% Var. 02/01
REGULAR PREMIUMS	247.9	240.7	3.0%
SINGLE PREMIUMS	683.0	333.1	105.0%
UNIT LINKED	38.4	144.7	-73.5%
EXTERNALISATION	9.0	221.2	-95.9%
NON-LIFE PREMIUMS	8.5	74.5	-88.6%
TOTAL CONSOLIDATED PREMIUMS	986.8	1,014.2	-2.7%
Of which			
- INSURANCE CHANNEL	412.0	583.9	-29.4%
- BANK CHANNEL	574.8	430.3	33.6%
TECHNICAL RESERVES	8,348.1	6,576.6	26.9%
MUTUAL FUNDS	2,093.6	2,228.7	-6.1%
PENSIONS FUNDS	588.0	482.3	21.9%
TOTAL FUNDS UNDER MANAGEMENT	11,029.7	9,287.7	18.8%

Figures in million euros

MAPFRE VIDA and its subsidiaries achieved a gross consolidated result € 51.4 million, a 10.8% increase over the previous year.

- MAPFRE SEGUROS GENERALES

Issued and accepted premiums amounted to € 596.0 million, a 46.6% increase. The gross consolidated result reached € 45.0 million, a 64.2% increase over the previous year. The combined ratio of 87.3% improves by 4.2 percentage points over the first half of 2001, and reflects a low claims ratio across all business areas, in particular industrial insurance.

- MAPFRE CAJA SALUD

Issued premiums reached € 249.5 million, a 64.9% increase. The gross consolidated result grew 81.0%, reaching € 7.6 million. The development of Health insurance sales through the MAPFRE network continued its positive trend.

- MAPFRE CAUCIÓN Y CRÉDITO

Issued premiums grew 21.0%, reaching € 49.5 million. Credit insurance business volumes continue to increase, with the number of policies growing 18.4%, and insured sales of € 25,414.7 million (+22%). The gross consolidated result grew 53.6%, *reaching* € 4.3 million.

- MAPFRE AMÉRICA

The holding company under which the Latin American direct insurance subsidiaries are grouped reached a volume of premiums of € 711.5 million, a 1.3% decrease, due to the appreciation of the euro vis-à-vis the dollar and local currencies. The gross consolidated result grew 65.3% over the previous year, reaching € 32.4 million, and confirming the positive trend observed in previous half-yearly periods.

Country	Company	Premiums Issued	% Var. 02/01	Result *	
				30.06.2002	30.06.2001
Argentina	MAPFRE ARGENTINA	36.9	-63.6%	1.6	3.0
Brazil	VERA CRUZ	136.0	-10.2%	2.3	1.2
Colombia	MAPFRE S.G. COLOMBIA	22.4	14.9%	0.9	-0.9
Chile	MAPFRE CHILE SEGUROS	40.2	46.2%	0.6	0.4
El Salvador	LA CENTRO AMERICANA	16.9	16.0%	1.1	0.7
Mexico	SEGUROS TEPEYAC	186.6	25.1%	11.9	6.6
Paraguay	MAPFRE PARAGUAY	4.1	7.3%	0.1	0.2
Peru	MAPFRE PERU	13.7	7.4%	-0.1	-0.9
Puerto Rico	MAPFRE USA	116.4	11.0%	7.3	5.2
Uruguay	MAPFRE URUGUAY	6.4	19.0%	-0.8	0.2
Venezuela	LA SEGURIDAD	132.0	1.2%	11.8	10.3

Figures in million euros
(*) Profit before taxes, minorities and amortisation

- MAPFRE RE

The substantial increases in reinsurance rates have created a favourable environment for this business line. MAPFRE RE wrote premiums totalling € 365.0 million, a 11.3% increase over the previous year, in spite of the effect of cancellations or reductions in participation implemented by the company, in compliance with its strict underwriting policy. The gross consolidated result reached € 15.2 million.

- MAPFRE ASISTENCIA

The company achieved a volume of revenues (premiums and service invoices) of € 116.7 million, a 0.1% increase. The gross consolidated result of € 2.9 million, a 20.8% increase, reflects positive business development in the majority of the 35 countries in which the company operates.

Management Ratios

The following table shows the loss and expense ratios by subsidiary, calculated as a percentage of total premiums before reinsurance. The third column shows the combined ratio commonly used to assess performance at insurance and reinsurance companies, which is calculated net of reinsurance:

CORPORACION MAPFRE
SUBSIDIARY RATIOS AS AT JUNE 2002 (CONSOLIDATED)

COMPANY	(1) % GROSS EXPENSE		(2) % GROSS CLAIMS		(3) % COMBINED RATIO	
	30.06.02	30.06.01	30.06.02	30.06.01	30.06.02	30.06.01
MAPFRE SEGUROS GENERALES	22.8	23.4	61.2	65.1	87.3	91.5
MAPFRE CAUCION Y CREDITO (4)	16.7	24.8	72.4	74.9	74.8	85.3
MAPFRE CAJA SALUD (5)	16.1	11.7	80.3	85.0	96.5	96.7
MAPFRE RE	28.9	28.8	64.3	75.5	97.1	103.7
MAPFRE ASISTENCIA	11.0	11.1	82.0	84.4	93.8	96.0
MAPFRE AMERICA	28.9	29.9	68.2	77.1	104.5	102.5
CORPORACION MAPFRE CONSOLIDADO	23.4	24.4	67.3	76.3	94.0	97.0

(1) Total expenses/issued and accepted premiums
(2) Claims from direct insurance and accepted reinsurance/gross earned premiums
(3) Net expenses/net premiums written + net claims/net premiums earned
(4) The combined ratio of Mapfre Caución y Crédito is adjusted for the net income from the sale of credit classification services
(5) The expense ratio of Mapfre Caja Salud is calculated over earned premiums, as most premiums are underwritten in January

Consolidated shareholders' equity

The consolidated shareholders' equity in euros of MAPFRE AMERICA and its subsidiaries decreased during the first half of 2002 by € 137.3 million, due to the appreciation of the euro vis-à-vis the dollar, as well as the devaluation of, mainly, the Argentine peso and the Venezuelan bolivar. Such strong reduction does not imply by itself a weaker solvency for these companies, as all their liabilities are reduced by the same proportion. The decrease in the consolidated equity of MAPFRE AMERICA does not have an impact on the consolidated result of CORPORACION MAPFRE. However, it does require an increase in the provision against investment depreciation by € 71.6 million in the non-consolidated balance sheet. That explains the loss recorded by holding company CORPORACION MAPFRE in the first half.

As a consequence of the effects explained above, the consolidated shareholders' equity of CORPORACION MAPFRE decreased, reaching € 1,079.7 million (€ 5.95 per share), against € 1,161.9 million as at December 2001.

Personnel

At the end of the first half of 2002, CORPORACION MAPFRE and its subsidiaries employed 11,618 persons (5,170 in Spain and 6,448 in other countries), a 5.4% increase.

ADDITIONAL INFORMATION

The company has prepared supplementary information for analysts, which will be released to the public on the same date as this report.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros Per Share	Amount (thousand Euros)
1. Ordinary Shares	3100	20	0.10	18,156
2. Preference Shares	3110			
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

1- 2001 supplementary dividend, paid on 1 June 2002: shares number 1 to 181,564,536 collected € 0.10 gross per share.